As filed with the Securities and Exchange Commission on September 7, 2006

Registration No. 333-

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U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM F-10

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

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Crystallex International Corporation

(Exact name of Registrant as specified in its charter)

Canada (Province or other Jurisdiction of Incorporation or Organization)	1041 (Primary Standard Industrial Classification Code Number)	98-0152628 (I.R.S. Employe Identification No.)r

18 King Street East, Suite 1210

Toronto, Ontario, Canada M5C 1C4

(416) 203-2448

(Address and telephone number of Registrant's principal executive offices)

Corporation Service Company

1090 Vermont Avenue, N.W., Suite 430

Washington D.C. 20005

(888) 690-2882

(Name, address and telephone number of agent for service in the United States)

____________________________________

Copies to:

Riccardo A. Leofanti, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Suite 1750, 222 Bay Street P.O. Box 258 Toronto, Ontario M5K 1J5 (416) 777-4700	Michael A. Burns, Esq. McMillan Binch Mendelsohn LLP BCE Place, Suite 4400, Bay Wellington Tower 181 Bay Street Toronto, Ontario, M5J 2T3 (416) 865-7910

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Approximate date of commencement of proposed sale of the securities to the public:

From time to time after the effective date of this Registration Statement.

Province of Ontario, Canada

(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):

A. ☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B. ☒	At some future date (check the appropriate box below):
1. ☐	pursuant to Rule 467(b) on ( ) at ( ).
2. ☐	pursuant to Rule 467(b) on ( ) at ( ) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
3. ☐	Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
4. ☒	after the filing of the next amendment to this Form.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☒

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CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per common share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Shares	875,000	$2.71	$2,371,250	$254

(1)

Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, based on the average of the high and low prices of the Registrant’s common shares on the American Stock Exchange on August 30, 2006.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS PROVIDED IN RULE 467 UNDER THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF THE ACT, MAY DETERMINE.

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PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS DATED SEPTEMBER 7, 2006

875,000 COMMON SHARES

On July 14, 2006, Crystallex International Corporation (the "Corporation" or "Crystallex") issued common shares purchase warrants (the "Purchase Warrants") to Riverview Group LLC, a Delaware limited liability company ("Riverview"), entitling Riverview to purchase up to 875,000 common shares (the "Purchase Warrant Shares"), no par value per share, of the Corporation. Riverview, as selling securityholder (see "Selling Securityholder"), may use this Prospectus to resell, from time to time, during the period that this Prospectus, including any amendments thereto, remains valid, up to 875,000 Purchase Warrant Shares, which Riverview will receive in the event that Riverview exercises the Purchase Warrants (subject to adjustments for stock splits, consolidations or other similar adjustments).

Riverview may sell all or any portion of the Purchase Warrant Shares in one or more transactions through ordinary brokerage transactions, in private, negotiated transactions, or through any other means described in the section entitled "Plan of Distribution". The sales may be made at market prices prevailing at the time of sale, at negotiated prices, or at fixed prices, which may be changed. These transactions may or may not involve brokers or dealers. Crystallex will not receive any sales proceeds when Riverview sells the Purchase Warrant Shares but Crystallex will receive the exercise price in respect of any Purchase Warrants that Riverview exercises.

This Prospectus has not been filed in respect of, and will not qualify, any distribution of Purchase Warrant Shares in Ontario or in any other Province or Territory of Canada at any time.

The Corporation's outstanding common shares ("Common Shares") are listed on the American Stock Exchange ("AMEX") and on the Toronto Stock Exchange ("TSX") under the symbol "KRY". The last reported sale price of the Common Shares on the AMEX on September 6, 2006 was US$3.42 per share, and on the TSX on September 6, 2006 was C$3.80 per share.

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Investing in the Purchase Warrant Shares involves risk. Please carefully consider the "Risk Factors" section beginning on page 14 of this Prospectus.

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(cover page continued on next page)

Under the multijurisdictional disclosure system adopted by the United States and Canada (the "MJDS"), the Corporation is permitted to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such disclosure requirements are different from those of the United States. Certain financial statements incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Owning Purchase Warrant Shares may subject you to tax consequences both in the United States and Canada. This Prospectus may not describe these tax consequences fully. You should read the tax discussion under "United States Federal Income Tax Considerations" and "Canadian Federal Income Tax Considerations". These discussions are of a general nature only and are not intended to be exhaustive of all possible tax consequences.

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Corporation is organized under the laws of Canada, that most of its officers and directors and most of the experts named in this Prospectus are residents of Canada, and that a substantial portion of the Corporation’s assets and the assets of a majority of the Corporation’s directors and officers and the experts named in this Prospectus are located outside the United States.

No underwriter has been involved in the preparation of, or has performed a review of, the contents of this Prospectus.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE PURCHASE WARRANT SHARES, OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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You should rely only upon the information included in, or incorporated by reference into, this Prospectus. The Corporation and Riverview have not authorized any other person to provide you with different or inconsistent information, and you should not rely upon any such information. You should assume that the information appearing in this Prospectus is accurate as of the date on the front cover of this Prospectus. The Corporation’s business, financial condition, results of operations and prospects may have changed since that date. Neither the delivery of this Prospectus nor the registration of the Purchase Warrant Shares hereunder shall, under any circumstances, create any implication that there has been no change in the Corporation’s business or affairs since the respective dates as of which information is given herein.

This Prospectus summarizes certain documents and other information and you are referred to this documentation and other information for a more complete understanding of what is discussed in this Prospectus. In making an investment decision, you must rely on your own examination of the Corporation and the terms of the Purchase Warrant Shares, including the merits and risks involved.

The Corporation and Riverview are not making any representation to any person acquiring the Purchase Warrant Shares regarding the legality of an investment in the Purchase Warrant Shares by such purchaser under any laws or regulations. You should not consider any information in this Prospectus to be legal, business or tax advice. You should consult your own attorney, accountant, business advisor and tax advisor for legal, business and tax advice regarding an investment in the Purchase Warrant Shares.

You must comply with all applicable laws and regulations in force in any applicable jurisdiction and you must obtain any consent, approval or permission required by you for the purchase, offer or sale of the Purchase Warrant Shares under the laws and regulations in force in the jurisdiction to which you are subject or in which you make such purchase, offer or sale, and the Corporation and Riverview will not have any responsibility therefor.

TABLE OF CONTENTS

Unless otherwise indicated, all references in this Prospectus to the "Corporation" or "Crystallex" refer to Crystallex International Corporation, together with its wholly-owned subsidiaries.

Effective January 1, 2004 the Corporation began preparing its consolidated financial statements in United States dollars. The comparative consolidated financial statements of the Corporation and the Management’s Discussion and Analysis relating thereto referred to in paragraphs (b) and (c) under "Documents Incorporated by Reference" below are reported in United States dollars.

The comparative consolidated financial statements of the Corporation incorporated by reference in this Prospectus have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and, except as described in the AIF (as defined below), conform in all material respects with generally accepted accounting principles in the United States ("U.S. GAAP"). For a description of the material differences between Canadian GAAP and U.S. GAAP as they relate to Crystallex’s financial statements, see note 21 to Crystallex’s audited comparative consolidated financial statements for the financial year ended December 31, 2005 incorporated by reference in this Prospectus.

In this Prospectus, unless otherwise specified, all references to "C$" are to Canadian dollars and all references to "US$" are to United States dollars.

The terms "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" (as each such term is defined by the Canadian Institute of Mining, Metallurgy and Petroleum Standards ("CIM Standards")) are used in the documents incorporated by reference in this Prospectus. United States investors are advised that, while such terms are recognized and required under Canadian rules, they are not recognized by the Securities and Exchange Commission (the "SEC"). There is a great deal of uncertainty about the existence and the economic and legal feasibility of Inferred Mineral Resources. It cannot be assumed that all or any part of Inferred Mineral Resources will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that all or any part of mineral resources will ever be converted into mineral reserves. United States investors also are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the Ontario Securities Commission ("OSC") and filed with, or furnished to, the SEC in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4, telephone: (416) 203-2448, or by accessing the disclosure documents available through the Internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, which is the Canadian equivalent of the SEC's Electronic Document Gathering and Retrieval System (EDGAR). Disclosure documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov.

The following documents are specifically incorporated by reference and form an integral part of this Prospectus:

(a)	the Annual Information Form of the Corporation dated March 31, 2006 for the fiscal year ended December 31, 2005 (the "AIF");

(b)

the audited comparative consolidated financial statements of the Corporation including the notes thereto, for the financial year ended December 31, 2005, together with the auditors’ report thereon, and Management’s Discussion and Analysis relating thereto;

(c)

the unaudited comparative interim consolidated financial statements of the Corporation, including the notes thereto, for the six months ended June 30, 2006, together with Management’s Discussion and Analysis relating thereto;

(d)

the management information circular of the Corporation dated May 11, 2006 in respect of the annual and special meeting of shareholders of the Corporation held on June 22, 2006, excluding the table on page 9 titled "Summary Compensation Table" and the section titled "Performance Graph" beginning on page 13;

(e)	Material Change Report dated January 11, 2006 relating to the appointment of Dan Hamilton as Chief Financial Officer of the Corporation as of January 31, 2006;

(f)	Material Change Report dated January 25, 2006 relating to a non-brokered US$31,317,100 financing transaction which included the issuance of 16,333,000 warrants;

(g)	Material Change Report dated February 27, 2006 relating to the amendment of the terms of the warrants issued pursuant to the financing transaction;

(h)	Material Change Report dated May 10, 2006 relating to the conversion of debt by Standard Bank Plc;

(i)	Material Change Reports dated June 12, 2006 and July 4, 2006 relating to the amendment of the terms of 2,272,727 unlisted common share purchase warrants;

(j)	Material Change Report dated June 26, 2006 relating to the adoption of a shareholder’s rights plan;

(k)	Material Change Report dated July 19, 2006 relating to the early exercise of 2,197,727 unlisted common share purchase warrants and the issuance of new common share purchase warrants;

(l)	Material Change Report dated July 28, 2006 relating to the filing of a preliminary prospectus in connection with a proposed offering of 10,125,000 units of the Corporation; and

(m)	Material Change Report dated August 11, 2006 in connection with the completion of the offering of 10,125,000 units of the Corporation.

Any material change reports (excluding confidential material change reports), annual information forms, interim consolidated financial statements of the Corporation (including the management’s discussion and analysis in the interim reports for such periods), annual audited comparative consolidated financial statements of the Corporation, including the auditors’ report thereon and including the management’s discussion and analysis in respect of such annual financial statements, business acquisition reports, information circulars, and any other disclosure documents required to be incorporated by reference under National Instrument 44-101 – Short Form Prospectus Distributions which are required to be filed by the Corporation with the OSC after the date of this Prospectus and prior to the termination of the offering of securities hereunder shall be deemed to be incorporated by reference into this Prospectus. Any document filed by the Corporation with, or furnished by the Corporation to, the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus, if and to the extent provided in such document.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

Upon a new annual information form for the period ended December 31, 2006 and the related annual financial statements being filed with and, where required, accepted by, the OSC during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars filed prior to the commencement of the then current financial year will be deemed no longer to be incorporated into this Prospectus for purposes of future offerings of Purchase Warrant Shares hereunder.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that are based on Crystallex’s current expectations, estimates and projections. These forward-looking statements include, among other things, statements with respect to Crystallex’s business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, mine production costs, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, additional gold production and synergies resulting from acquisitions or joint ventures, total cash costs of production, expenditures for environmental matters and technology, projected life of Crystallex’s mines, reclamation and other post closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future gold and other mineral prices (including the long-term estimated prices used in calculating Crystallex’s reserves), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, the percentage of anticipated production covered by forward sale and other option contracts or agreements and mine production costs. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar-expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Crystallex’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including: geopolitical uncertainty, political and economic instability, uncertain legal enforcement and risk of corruption where mining operations are located; uncertainties related to exchange controls; changes in, and the effects of, the laws, regulations and government policies affecting Crystallex’s mining operations, particularly laws, regulations and policies relating to mineral properties and uncertainties in mining operation contracts and mine expansions; environmental protection and associated compliance costs arising from exploration, mine development, mine operations, mine closures, reclamation of mines and environmental permits required for mining operations, expected effective future tax rates, the protection of the health and safety of mine workers; uncertainty with respect to mineral rights ownership; uncertainties related to raising substantial additional financing to make all necessary investments and complete proposed mining projects; uncertainties related to the accuracy of Crystallex’s estimates of mineral reserves and mineral resources and Crystallex’s estimates of future production and future total cash costs of production; uncertainties and costs related to exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property; uncertainties related to feasibility studies that provide estimates of expected or anticipated economic returns from a mining project; uncertainties related to expected production rates, timing of production and the total cash costs of production; changes in general economic conditions, the financial markets and the demand and market price for gold and other minerals and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and Venezuelan Bolivar; uncertainties related to uninsurable risks such as strikes, work stoppages or other labour difficulties, environmental hazards, industrial accidents or other events or occurrences that interrupt the production of minerals in Crystallex’s mines; hedging (although the Corporation presently has no hedging instruments, it may enter into such arrangements in the future if required for project financing and to protect against fluctuations in gold prices and exchange rate movements and the risks of counterparty defaults); and uncertainties related to the future development or implementation of new technologies and research and development and related initiatives.

A discussion of these and other factors that may affect Crystallex’s actual results, performance, achievements or financial position is contained in "Risk Factors" and elsewhere in this Prospectus and in the documents incorporated and deemed to be incorporated by reference in this Prospectus.

These factors should be considered carefully, and readers should not place undue reliance on the Corporation’s forward-looking statements. The Corporation undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date of this Prospectus or to reflect the occurrence of unanticipated events, except as required by law.

THE CORPORATION

Crystallex International Corporation is a corporation continued under the Canada Business Corporations Act. The registered and head office of the Corporation is located at 18 King Street East, Suite 1210, Toronto, Ontario, M5C 1C4.

The Corporation and its subsidiaries explore for, mine and produce gold, with a primary focus on conducting such activities in Venezuela. The Corporation’s principal asset is its interest in the Las Cristinas project located in Bolivar State, Venezuela. The Corporation’s other assets include the Tomi operations, the Lo Increible properties, which includes the La Victoria deposit (as defined herein), and the Revemin mill, all of which are located in Bolivar State, Venezuela.

The primary focus of the Corporation over the past four years has been the development of the Las Cristinas project, including:

•	entering into a mine operation agreement dated September 17, 2002 with Corporacion Venezolana de Guayana (the "CVG");

•

supervising the preparation of the feasibility study completed by SNC-Lavalin Engineers & Constructors Inc. ("SNC Lavalin") and other independent consultants in September 2003 with respect to the development of the Las Cristinas project and the construction and operation of a mining and processing facility at a production rate of 20,000 tonnes per day ("TPD") (the "20,000 TPD Feasibility Study");

•	securing the CVG approval in September 2004 for the 20,000 TPD Feasibility Study;

•	supervising the preparation of a 40,000 TPD expansion plan pre-feasibility study completed by SNC Lavalin and Mine Development Associates ("MDA");

•

completing financing transactions (including a C$115 million Common Share offering in April 2004, a US$100 million debt offering in December 2004, a C$10 million short term note financing in September 2005 in conjunction with the establishment of a C$60 million equity draw down facility, a US$31 million private placement in February 2006, the receipt of C$21.6 million and C$5 million pursuant to draw downs under the equity draw down facility in the fourth quarter of 2005 and January 2006, respectively, and a C$32.4 million offering of units in August 2006), and an early exercise of certain warrants for proceeds of US$6.04 million;

•

closing of the Corporation’s outstanding commodity contract obligations of US$14 million as part of the restructuring (including arranging a new debt facility for the hedge settlement amount and amending an existing debt facility) of its outstanding obligations with Standard Bank Plc;

•	working to acquire the necessary permits (including the submission of an environmental impact study);

•	entering into an Engineering, Procurement and Construction Management Contract (the "EPCM Contract") with SNC-Lavalin and supervising the engineering, procurement and construction process;

•

supervising the preparation of an updated feasibility study (completed in August 2005 by SNC-Lavalin, MDA and other independent consultants) (the "2005 Development Plan") prepared in compliance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators ("NI 43-101");

•	completing 98% of detailed engineering and design work and purchasing all long lead time equipment; and

•	securing the Ministry of Basic Industries and Mining ("MIBAM") approval of the technical, commercial and contractual compliances aspects of the Las Cristinas project in March 2006.

The Corporation had record gold production in 2005 with over 53,000 ounces of gold being produced from the Tomi open-pit and underground mines, the La Victoria open-pit mine and ore purchased from third parties. This represented an 8% increase over 2004. During 2006, the Corporation plans to conduct exploration on the Tomi properties with the aim of finding sufficient open-pit ore to supply the Revemin mill after the depletion of the existing Tomi pits in late 2007. Exploration is also planned for the Lo Increible properties near El Callao. Details of the Las Cristinas project as well as the Tomi and La Victoria Mines are contained in the AIF, which is available electronically at www.sedar.com and www.sec.gov.

RECENT DEVELOPMENTS

Updated Reserves at Las Cristinas

In February 2006, the reserve estimate for the Las Cristinas gold project located in Bolivar State, Venezuela was updated using a gold price assumption of US$400 per ounce.

The new reserve estimate at US$400 per ounce is as follows:

•

Proven and Probable Reserves are now estimated at 13.6 million ounces of gold contained in 353 million tonnes of ore grading 1.20 grams of gold per tonne (g/t) gold with a strip ratio of 1.14:1. This reserve is 9% higher than the previous August 2005 estimate of 12.5 million ounces (295 million tonnes grading 1.32 g/t gold with a strip ratio of 1.57:1 at US$350 gold) prepared by MDA.

•	The Measured and Indicated Mineral Resource estimate (which includes reserves) is unchanged at 17.7 million ounces of gold (501 million tonnes grading 1.1 g/t gold).

•	The Inferred Mineral Resource estimate is unchanged at 4.5 million ounces of gold (163 million tonnes grading 1.1 g/t gold).

Las Cristinas Reserves

The Corporation previously estimated reserves for Las Cristinas in the 2005 Development Plan, a technical report for the purposes of NI 43-101 filed on SEDAR on August 31, 2005. The August 2005 reserves were developed from Measured and Indicated Resources using a gold price of US$350 per ounce and variable cut-off grades of between 0.40 and 0.90 g/t gold, depending upon material type. The new reserve estimate uses a gold price of US$400 per ounce; however, it conservatively maintains the pit shell designed using a US$350 per ounce gold price. For details of the reserve methodologies and assumptions, please refer to the 2005 Development Plan filed on SEDAR on August 31, 2005.

The reserves are contained in two separate areas: Conductora ("CO") and Mesones ("MS").

In-pit reserves, estimated in accordance with CIM Standards and NI 43-101, using a US$400 per ounce gold price, are as follows:

LAS CRISTINAS RESERVES
Deposit	Category	Tonnes	Grade (Au g/t)	Ounces	Strip Ratio

CO	Proven	47,824,000	1.29	1,984,000
	Probable	279,800,000	1.19	10,706,000
MS	Probable	25,661,000	1.10	903,000
Total	Proven	47,824,000	1.29	1,984,000
	Probable	305,461,000	1.18	11,610,000
Total	Proven & Probable	353,285,000	1.20	13,594,000	1.14:1

The previous US$350 per ounce reserve estimate as reported in the 2005 Development Plan filed on SEDAR is reflected below:

PREVIOUS LAS CRISTINAS RESERVE
Deposit	Category	Tonnes	Grade (Au g/t)	Ounces	Strip Ratio
CO	Proven	40,681,000	1.41	1,840,000
	Probable	235,660,000	1.30	9,881,000
MS	Probable	18,489,000	1.27	754,000
Total	Proven	40,681,000	1.41	1,840,000
	Probable	254,149,000	1.30	10,635,000
Total	Proven & Probable	294,830,000	1.32	12,475,000	1.57:1

Las Cristinas Resources

The resource estimate is unchanged from the 2005 Development Plan. For explanations of methodologies and resource descriptions and discussions, refer to the 2005 Development Plan.

LAS CRISTINAS RESOURCES
Deposit	Measured			Indicated			Measured and Indicated
	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces	Tonnes	g/t Au	Ounces
CO	56,619,000	1.21	2,208,000	397,028,000	1.1	13,990,000	453,647,000	1.11	16,198,000
MS	9,405,000	1.20	364,000	37,605,000	0.91	1,099,000	47,010,000	0.97	1,463,000
Total	66,024,000	1.21	2,572,000	434,633,000	1.08	15,089,000	500,657,000	1.11	17,661,000

In addition to the Measured and Indicated Resources detailed above, an Inferred Resource of 4.5 million ounces (163 million tonnes at a grade of 0.9 g/t gold) has been estimated for Las Cristinas.

The price of gold has rebounded from its lows during the period 1998 to 2002, primarily due to the weakness of the U.S. dollar and increased demand for the commodity. Since the year 2000, there has been a strong inverse correlation between the trade-weighted U.S. dollar exchange rate and the price of gold. Other principal factors affecting the price of gold have been an increase in the demand for gold for investment purposes, primarily attributed to the Asian and Indian markets and underpinned by jewellery demand, an increase in the gold reserves of several nations, de-hedging by gold producers, negative real U.S. treasury bill yields, the 1999 Washington Accord, which has limited central bank gold sales, global reflationary pressures and a general increase in global geopolitical tensions.

The table below shows the average daily morning gold price fixing on the London Bullion Market from 1990 to 2005 on an annual basis and from January 1, 2006 to August 31, 2006.

Average Gold Price

(US$/oz)

1990	384
1991	362
1992	344
1993	361
1994	385
1995	384
1996	388
1997	331
1998	294
1999	279
2000	279
2001	271
2002	311
2003	363
2004	410
2005	445
2006 (to August 31, 2006)	601

While the above table indicates an upward trend in gold prices, gold price can fluctuate widely and is affected by numerous factors beyond the Corporation’s control. The Corporation’s revenues, cash flow and profitability are significantly affected by changes in gold prices. Consequently, a sustained downward trend in gold prices could negatively affect the future of the Corporation’s operations. See "Risk Factors – General Risk Factors – Gold Price Volatility".

The resource estimate and the updated reserve estimates were prepared in conformity with the requirements set out in NI 43-101 by MDA. Mineral Resources (as defined by CIM Standards) include Mineral Reserves (as defined by CIM Standards). Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Measured and Indicated Mineral Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling are reasonably assumed, but not verified.

Las Cristinas Reserve Sensitivities

The table below demonstrates the positive leverage that the Las Cristinas reserves have to the gold price. Importantly, the estimates only capture gold contained in a pit designed using a US$350 per ounce gold price, through the conversion of waste blocks contained within the designed pit shell into economic ore reserves due to the higher gold price. There is no significant deepening of the pit involved because the density of drilling at depth below pit bottom is currently inadequate for the inferred mineralization to be upgraded to reserves. The deposit remains open at depth and other shallow targets have been identified. Consequently, the Corporation expects reserves to be greater than illustrated below if pits are fundamentally redesigned at correspondingly higher gold prices in conjunction with further drilling.

	Mineral Deposit	Grade	Contained Gold
Gold Price (US$)	(million tonnes)	(g/t)	(000 ounces)	Strip

Ratio

$400	353	1.20	13,596	1.1
$450	378	1.15	14,004	1.0
$500	405	1.10	14,397	0.9
$550	431	1.06	14,729	0.8

MIBAM Approval of the Las Cristinas Project

The Corporation was informed by the CVG that the CVG received official notice from MIBAM on March 26, 2006 advising that MIBAM had formally approved the technical, commercial and contractual compliance aspects of the Las Cristinas project. In addition, the Corporation received formal confirmation of this approval directly from MIBAM itself.

The official approval of the project by MIBAM is based on the original terms and conditions of the underlying mine operating agreement ("Mine Operating Agreement") signed between the CVG and the Corporation in September 2002. Approval by MIBAM of the Las Cristinas gold project is a critical milestone as it brings final resolution to the technical, economic and financial parameters of the Las Cristinas project as established in the 20,000 TPD Feasibility Study. Through the MIBAM approval, the Government of Venezuela has officially sanctioned the Las Cristinas project from the technical, economic, commercial, and contractual compliance aspects.

Detailed engineering and design for the Las Cristinas project is essentially complete and approximately US$171 million has been committed, including US$111 million already spent, under contract for equipment purchase orders comprising all long lead time items such as the mining fleet, crushers and grinding mills, as well as various construction and service contracts. The mining fleet is ready and in storage on the docks in Houston, USA and Antwerp, Belgium and all the other major equipment items are also on schedule in terms of fabrication and delivery.

Upon receipt of the final Permit to Impact Natural Resources (the "Permit") from the Ministry of the Environment and Natural Resources ("MARN"), the Corporation will commence construction of the base case 20,000 TPD operation which should see initial production commence in the second half of 2008 at an average level of approximately 300,000 ounces of gold annually over the first five years. With 13.6 million ounces of proven and probable gold reserves at a gold price of US$400 per ounce, in excess of 17.7 million ounces of measured and indicated gold resources and an additional 4.5 million ounces of inferred gold resources, the Corporation plans to assess opportunities to double the scale of operations to 40,000 TPD based on a 40,000 TPD expansion pre-feasibility study completed in October 2005 which would see annual gold production average approximately 500,000 ounces.

Proposed Amendments to Mining Laws

At the end of May 2006, MIBAM submitted a draft mining law (the "Mining Bill") to the Venezuelan National Assembly that represented the outcome of the announcement originally made in September 2005 by the Government to the effect that the Government intended to amend the mining law to enable the Government to exercise better control over the nation’s mineral rights. The Government further stated that the amendments to the mining law would specifically target properties that were idle due to the title-holders’ failure to comply with the terms and conditions of the underlying title. A mining sub-commission, chaired by Deputy José Ramon Rivero, was mandated to manage the legislative process for the Mining Bill. At a public function held in Tumeremo, Bolivar State on July 31, 2006 to address the mining community, as represented by both small scale miners and large commercial mining representatives, Deputy Rivero reiterated that the Mining Bill was not aimed at active gold properties but rather at those properties that had been inactive or abandoned for the past several years. He noted that the only CVG contracts that would be terminated were those granted up to 1999 by the CVG and which should have been active. In particular Deputy Rivero noted that the Government does not consider the Las Cristinas project to be abandoned or idle since it has remained an active project, being advanced towards production. Deputy Rivero went on to publicly state that active mining contracts of such projects will remain in effect.

Standard Bank Plc Loan

In December 2005, the Corporation’s subsidiaries settled their outstanding 71,239 ounces of gold forward sales and call option contracts with Standard Bank Plc and converted such settlement amount into a US$14.3 million term loan (the "Loan") amortizing over three years. On May 5, 2006, Standard Bank Plc elected to convert US$7.5 million principal amount of the Loan in accordance with the terms of the credit agreement dated December 23, 2005 (the "Credit Agreement") among the Corporation’s subsidiary, ECM (Venco) Ltd. as borrower, the Corporation as guarantor and Standard Bank Plc as lender. As a result of the conversion, the Corporation issued 3,765,841 Common Shares to Standard Bank Plc. The gold contracts were closed out at an average gold price of US$504.50 per ounce, substantially below the May 5, 2006 closing price of approximately US$682 per ounce.

Standard Bank Plc’s conversion of the US$7.5 million principal amount represents the entire convertible portion of the Loan and was converted into Common Shares at a price equal to C$2.32 per share, representing the average market price for the Common Shares of the Corporation on the TSX for the five trading days prior to December 23, 2005 (the effective date of the Credit Agreement). The Canadian dollar share price was converted into United States dollars at an exchange rate of 1.1649 (being the noon rate as reported by the Federal Reserve Bank of New York on December 23, 2005). Following the conversion, the Corporation had approximately US$6.4 million of debt outstanding to Standard Bank Plc.

Azimuth Opportunity, Ltd. Draw Down Facility

Overview

On September 14, 2005 the Corporation entered into a common share purchase agreement (the "Azimuth Purchase Agreement") with Azimuth Opportunity, Ltd. ("Azimuth") pursuant to which a C$60 million equity draw down facility was established. Under the terms of the Azimuth Purchase Agreement, the Corporation has the right, but not the obligation to require Azimuth to purchase up to C$60 million of Common Shares in a series of draw downs (not to exceed 20 drawdowns) over a 24-month period. At no time, however, may Azimuth beneficially own, directly or indirectly, more than 10% of the outstanding Common Shares.

Distribution of Common Shares Acquired via Draw Down Facility

Pursuant to the terms of the Azimuth Purchase Agreement, Azimuth may, during the period commencing on a Settlement Date (as defined therein) and ending 40 days thereafter (the "distribution period"), distribute any Common Shares acquired from the Corporation pursuant to the draw down to purchasers through the facilities of the TSX ("TSX Purchasers"). The Corporation’s prospectus supplement dated September 14, 2005 (together with a short form base shelf prospectus dated August 23, 2005) qualifies the distribution of Common Shares by Azimuth to TSX Purchasers during the distribution period. Under the terms of a ruling and order of the Ontario Securities Commission dated September 6, 2005, prospectuses will not be delivered to TSX Purchasers. TSX Purchasers will, however, have the statutory rights for rescission or damages described under "Purchasers’ Statutory Rights" in the prospectus supplement dated September 14, 2005. Copies of the short form base shelf prospectus dated August 23, 2005 and the prospectus supplement dated September 14, 2005 are available electronically at www.sedar.com and www.sec.gov.

Recent Draw Downs

The Corporation issued 1,661,130 Common Shares to Azimuth in January 2006 for gross proceeds of C$5.0 million pursuant to the exercise of the equity draw down facility. The details of this particular draw down are set out in a pricing supplement dated January 25, 2006, which is available electronically at www.sedar.com and www.sec.gov. As at July 31, 2006, the Corporation had issued 13,934,366 Common Shares to Azimuth for total proceeds of C$26.6 million by way of six draw downs.

Unit Offering

On August 11, 2006, the Corporation completed an equity financing of 10,125,000 units of the Corporation at a price of C$3.20 per unit for gross proceeds of C$32.4 million. Each unit was comprised of one common share in the capital of the Corporation and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of C$4.25 until February 11, 2008.

RISK FACTORS

The acquisition of the Common Shares involves risk. Any prospective investor should carefully consider the following risk factors and all of the other information contained in this Prospectus (including the documents incorporated by reference) before purchasing any of the Common Shares. If any event arising from these risks occurs, the Corporation’s business, prospects, financial condition, results of operations or cash flows could be adversely affected, the trading price of the Common Shares could decline and all or part of any investment may be lost. Additional risks and uncertainties not currently known to the Corporation, or that are currently deemed immaterial, may also materially and adversely affect the Corporation’s business operations.

Risks Associated with Operating in Developing Countries

The Corporation’s mineral exploration, exploitation activities and mining operations are located in Venezuela and may be adversely affected by political instability and legal and economic uncertainty in such country. The risks associated with the Corporation’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Corporation’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

Political and Economic Instability

The Corporation’s principal mineral properties are located in Venezuela and as such the Corporation may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Corporation’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Environmental Permit Still Required

MIBAM completed its overall approval process of Las Cristinas on March 26, 2006. However, the Corporation has experienced delays in acquiring the environmental permit necessary to allow commencement of construction of the mine. The Corporation continues to await the issuance of the Permit, the initial application of which was submitted in April 2004. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which will allow the Corporation to proceed to put in place financing to fund construction. As the Las Cristinas project is the Corporation’s primary development project, the failure to obtain the Permit or to obtain the Permit in a timely manner could have a material adverse affect on the future of the Corporation’s business. There can be no assurance as to when or if the Permit will be granted.

Exchange Controls

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1,600 Bolivars /US$, has since been adjusted twice upwards and presently stands fixed at 2,150 Bolivars/US$. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Corporation’s operations, including its ability to satisfy its foreign currency obligations.

Mine Operation Agreement

Lack of Ownership Rights. Under Venezuelan Mining Law of 1999 (the "VML"), all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the mineral deposits at the Las Cristinas project location (the "Las Cristinas Deposits") and has elected to do so through the CVG. The Mine Operation Agreement is an operation agreement and does not transfer any property ownership rights or title rights to the gold produced to the Corporation. Rather, the Corporation has been authorized to exploit the Las Cristinas Deposits for the CVG in accordance with to the Mine Operation Agreement. The interests of the Corporation in the Las Cristinas Deposits are contingent upon the Corporation continuing to satisfy its obligations under the Mine Operation Agreement. Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

Lack of Copper Rights. In addition to gold, the Las Cristinas Deposits also contain very low levels of copper, 0.13% on average. Under the Mine Operation Agreement, the Corporation is only entitled to exploit the gold contained in the Las Cristinas Deposits. Based on the feasibility studies carried out by the Corporation and following discussions with the CVG, the Corporation has determined that exploiting the copper contained in the Las Cristinas Deposits would detract from the economics of the Las Cristinas project. The Corporation does not need the right to exploit the copper contained in the Las Cristinas Deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas Deposits.

Although the Corporation does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas Deposits to the CVG or a third party. The Corporation has been advised by its Venezuelan counsel that:

(a)

if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Corporation; and

(b)

if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, the Corporation’s right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas Deposits would, as a matter of Venezuelan law, take precedence over the third party’s right to exploit the copper.

If the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Corporation will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Corporation will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas Deposits takes precedence over the third party’s right to exploit the copper.

Proposed Amendments to Mining Laws

In 2005, the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all "new" economic interests would be granted in the form of operating contracts. In order to effect this change, the Government of Venezuela, advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela. The Government of Venezuela also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would continue to qualify under the new regime on the same terms and conditions. The Government of Venezuela further stated that all those companies found not to be in compliance would have their operations turned over to small mining cooperatives supported by the Government of Venezuela via the national mining company. MIBAM issued its formal approval of Las Cristinas on March 26, 2006.

MIBAM presented draft amendments to the mining law to the Venezuelan National Assembly at the end of May 2006. This draft was superseded by a Venezuelan National Assembly draft, which has received a first reading in the Venezuelan National Assembly. The Venezuelan National Assembly will require further readings of the draft amendments. Although the Corporation’s Venezuelan counsel have advised that the current draft of amendments to the mining law will not have any negative impact on the Corporation’s rights under the Mine Operation Agreement, until such time as the Venezuelan National Assembly has passed the amendments into law it is not possible to assess what impact, if any, the revised law will have on the Las Cristinas project.

Arbitration Proceedings

The Corporation is a party that is interested in, but is not a party to, an ongoing arbitration. See "Legal Proceedings — Withdrawal of MINCA Litigation — Vanessa Arbitration" in the Corporation’s AIF, available electronically at www.sedar.com and www.sec.gov.

Sale of Gold

For the past several years the Corporation sold all of its Venezuelan gold production to the Central Bank of Venezuela. In June 2006, the Central Bank of Venezuela informed the Corporation it was suspending purchase of gold from the Corporation. During June and July, the Corporation sold gold to accredited third parties within Venezuela and in August 2006 the Central Bank resumed purchasing gold from the Corporation. The Corporation is updating the registration of its export licence which will also allow it to export and sell gold outside of Venezuela. Pending the update of the Corporation’s export licence, should the Corporation be unable to sell gold within Venezuela, it could have an adverse effect on the Corporation’s revenues, cash flow and profitability in the short-term.

Unauthorized Miners

The Corporation’s operations may also be affected by the presence of unauthorized miners which is not uncommon in the gold mining areas of the Guyana Shield area of Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive of authorized mining operations. Although the Corporation, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, there can be no assurance that these strategies will be successful or that the Corporation’s operations will not be adversely affected by the presence of unauthorized miners.

Imataca Forest Reserve

In addition to the general risks associated with environmental regulation and liability (see "Risk Factors – General Risk Factors – Environmental Regulation and Liability"), the Las Cristinas Deposits are located within the Imataca Forest Reserve (the "Reserve"). On September 22, 2004 Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Reserve, permits various activities (including mining) in up to 13% of the Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter of which was issued in May 1997. Decree 1850 reserved an even larger part of the Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Corporation from exploiting or fully exploiting the Las Cristinas Deposits.

Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Corporation was advised that the Las Cristinas project is not a new project and, accordingly Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

General Risk Factors

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Corporation has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Corporation has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law often are complex. The Corporation does not carry title insurance with respect to its mineral properties. A successful claim that the Corporation does not have title to a mineral property could cause the Corporation to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted under "Risk Factors – Risks Specific to Operations in Venezuela – Mine Operation Agreement — Lack of Ownership Rights," the Mine Operation Agreement does not transfer any property ownership rights to the Corporation.

Environmental Regulation and Liability

The Corporation’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Corporation’s properties, the extent of which cannot be predicted.

In the context of environmental permits, in particular the approval of closure and reclamation plans, the Corporation must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. In accordance with applicable laws, the Corporation has provided various forms of financial assurances to cover the cost of reclamation activities. However, there can be no assurance that the Corporation will not incur reclamation costs that are in excess of such financial assurances. While the Corporation plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Corporation does not maintain environmental liability insurance. The Corporation has adopted high standards of environmental compliance, however, failure with or unanticipated changes in Venezuela’s laws and regulations pertaining to the protection of the environment in the future could adversely affect the Corporation.

Additional Funding Requirements

Under the terms of the Mine Operation Agreement, the Corporation is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement. In order to carry out the Las Cristinas project and its other mining projects, the Corporation will need to raise substantial additional financing which may include one or more of non-recourse project debt and other forms of public markets debt and equity.

In September 2005 the Corporation issued C$10.0 million of 5% unsecured notes due March 13, 2006 to Azimuth and established a C$60.0 million equity draw down facility with the same entity. During the fourth quarter of 2005 the Corporation received gross proceeds of C$21.6 million under the equity draw down facility, a portion of which was used to repay the outstanding C$10.0 million principal value of the unsecured notes. In January 2006 the Corporation raised additional gross proceeds of C$5.0 million under the equity draw down facility. In February 2006 the Corporation received gross proceeds of US$31.3 million under a private placement of units. In July 2006 the Corporation received US$6.04 million from the early exercise of warrants held by Riverview. On August 11, 2006, the Corporation issued

10,125,000 units, each unit comprised of one Common Share and one Common Share purchase warrant, for an aggregate price of C$32.4 million. Despite these financings, the Corporation has limited access to financial resources and there can be no assurance that sufficient additional financing will be available to the Corporation on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas project and other mining projects of the Corporation and could also result in the Corporation defaulting in the performance of its obligations under the Mine Operation Agreement.

Reserve and Resource Estimates

The Corporation’s reported Mineral Reserves and Resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral Reserve and Resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral Reserve and Resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated Mineral Reserves and Resources uneconomic and may ultimately result in a restatement of Mineral Reserves and Resources. In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Corporation’s profitability in any particular accounting period. If its Mineral Reserve and Resource estimates are incorrect, the Corporation will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Mineral Exploration and Exploitation

Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Corporation has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish Mineral Reserves and Resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Corporation will discover Mineral Reserves and Resources in sufficient quantities to justify exploitation or that the funds required to exploit any Mineral Reserves and Resources discovered by the Corporation will be obtained on a timely basis or at all. The economics of exploiting Mineral Reserves and Resources discovered by the Corporation are affected by various factors, many outside the control of the Corporation, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Corporation’s mineral exploration and exploitation activities will be successful.

Uninsurable Risks

Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Corporation’s profitability and financial position and the value of the Common Shares of the Corporation. The Corporation does not maintain insurance against environmental risks.

Competition

The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Corporation competes with other mining companies, many of which have greater financial resources than the Corporation, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Corporation will be able to successfully compete against such companies.

Dependence on Limited Mining Operations and Properties

The Corporation’s Tomi operations and Revemin mill currently account for substantially all of the Corporation’s mineral production and revenues. Any adverse development affecting these operations could adversely affect the Corporation’s financial performance and results of operations. Furthermore, future results for the Corporation depend largely on the Las Cristinas project, which is currently still in the development stage and which may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Corporation’s ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Corporation’s future performance.

Production Risks

The Corporation prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the corporation’s profitability, cash flows and financial position. There can be no assurance that the Corporation will achieve its production estimates.

The Corporation’s actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production. These factors also apply to the Corporation’s future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

In addition to the general production risks outlined above, one of the most significant physical production issues the Corporation faces in the Las Cristinas project pertains to the heavy amount of rainfall the area receives (an average of 3.3 m/year). MDA has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Regulations and Permits

The Corporation’s activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Corporation is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Corporation’s exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Corporation’s permits that could have a significant adverse impact on the Corporation’s existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Corporation will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Corporation from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold Price Volatility

The gold price can fluctuate widely and is affected by numerous factors beyond the Corporation’s control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2005 the gold price fluctuated between a low of US$253 per ounce and a high of US$536.50 per ounce. On September 6, 2006 the p.m. fixing price of gold sold in the London Bullion Market was US$635.40 per ounce.

The Corporation’s revenues, cash flow and profitability are significantly affected by changes in the gold price. If the gold price declines below the cost of production at any of the Corporation’s operations for a significant period, the Corporation may be required to suspend or terminate production at the affected operation. In addition, the Corporation may be required to restate its Mineral Reserves and Resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Corporation’s profitability, cash flows and financial position. Accordingly, even if the Corporation discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Corporation to sell the gold produced by it profitably.

The market price of the Common Shares of the Corporation is also affected by fluctuations in the gold price.

Currency Fluctuations

Currency fluctuations may affect costs at the Corporation’s operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Corporation’s operating expenses is in non-U.S. dollar currencies. Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Corporation’s profitability, cash flows and financial position.

Credit and Market Risks

The Corporation enters into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Corporation to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Corporation manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Credit risk is the risk that counterparty might fail to fulfill its performance obligations under the terms of a contract. The Corporation limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Corporation also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from one customer, the Venezuelan Central Bank.

The Corporation is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Corporation does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Corporation minimizes its credit risk in derivative instruments by entering into transactions with high quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Corporation continually monitors the market risk of its activities. The Corporation currently does not have metal forward and option contracts.

Recent Losses and Write-downs

The Corporation incurred net losses in each of 2005, 2004, and 2003. The Corporation’s deficit at December 31, 2005 was US$251.5 million. The Corporation’s profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations and other factors discussed in this section of the Prospectus. Substantially all of these factors are beyond the control of the Corporation. There can be no assurance that the Corporation will become profitable in the near future.

As part of the preparation of its audited comparative consolidated financial statements for the years ended December 31, 2004 and 2003, the Corporation undertook a detailed review of the carrying value of its mineral properties, deferred exploration costs and plant and equipment. These reviews resulted in asset write-downs of US$32.0 million in the 2004 financial statements (of which US$13.8 million related to the Revemin mill, US$10.4 million related to the Albino project, US$3.6 million related to the operations and US$4.2 million related to three exploration properties) and write-downs of US$17.5 million in the 2003 financial statements (of which US$14.3 million related to the La Victoria property and US$3.2 million related to three other exploration properties).

Dependence on Key Employees

The Corporation’s business and operations are dependent on retaining the services of a small number of key management personnel. The success of the Corporation is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could have a materially adverse effect on the Corporation. The Corporation does not maintain insurance on any of its key employees. Due to the length of time in obtaining the Permit the Corporation has granted retention bonuses to certain members of senior management. Further delays in obtaining the Permit may make it more difficult for the Corporation to retain key employees.

Compliance with Sarbanes-Oxley Act of 2002

Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") requires companies to, among other things, have management provide a report on the Corporation's internal controls with respect to financial reporting. The Corporation will have to comply with this particular aspect of Sarbanes-Oxley for its fiscal year ending December 31, 2006. Management is currently in the process of reviewing the Corporation’s internal controls for financial reporting. Although management is not currently aware of any material issues that would prevent compliance with Sarbanes-Oxley by December 31, 2006, at this time there can be no assurance the Corporation’s internal controls for financial reporting will be free of material weaknesses. In the event that a material weakness is discovered, the Corporation will likely incur costs to fix the internal controls for financial reporting as well as costs incurred to remediate any financial inaccuracies. There is also a risk that the market will react adversely to such a finding.

Common Share Price Volatility

The market price of the Common Shares could fluctuate significantly based on a number of factors in addition to those listed in this Prospectus, including:

•	the Corporation's operating performance and the performance of competitors and other similar companies;
•	the public's reaction to the Corporation's press releases, other public announcements and the Corporation's filings with the various securities regulatory authorities;
•	changes in earnings estimates or recommendations by research analysts who track the Common Shares or the shares of other companies in the resource sector;
•	changes in general economic conditions;
•	the number of the Common Shares to be publicly traded after this offering;
•	the arrival or departure of key personnel;
•	acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors; and
•	gold price volatility.

In addition, the market price of the Common Shares are affected by many variables not directly related to the Corporation's success and are, therefore, not within the Corporation's control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of Common Shares on the exchanges on which the Corporation trades has historically made the Corporation's share price volatile and suggests that the Corporation's share price will continue to be volatile in the future.

Potential Dilution

As at June 30, 2006 the Corporation has outstanding fully vested options to purchase approximately 10,399,066 Common Shares of the Corporation and warrants to purchase approximately 20,699,677 million Common Shares of the Corporation (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). There were a further 139,429 options outstanding with a weighted average exercise price of C$3.19 that were not fully vested. The issue of Common Shares of the Corporation upon the exercise of the options and warrants will dilute the ownership interest of the Corporation’s current shareholders. In addition, on August 11, 2006, the Corporation issued 10,125,000 units, each unit comprised of one Common Share and one Common Share purchase warrant, for an aggregate price of C$32.4 million. Each whole Common Share purchase warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$4.25 per Common Share until February 11, 2008. The Corporation may also issue additional options and warrants or additional Common Shares from time to time in the future. If it does so, the ownership interest of the Corporation’s then current shareholders could also be diluted.

Enforcement by Investors of Civil Liabilities

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Corporation is organized under the laws of Canada, that most of its officers and directors and most of the experts named in this Prospectus are residents of Canada, and that a substantial portion of the Corporation’s assets and the assets of a majority of the Corporation’s directors and officers and the experts named in this Prospectus are located outside the United States. Furthermore, it may not be possible to enforce against the Corporation or its directors, officers or experts, judgments contained in U.S. courts. The Corporation believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes. However, the Corporation can provide no assurances to this effect.

Operating Losses are Expected to Continue In the Near Future

The Corporation has experienced losses from operation for each of the last three years. The Corporation expects that it shall incur losses, and possible incur increased losses, until the Las Cristinas mine is operational. The Corporation expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the 20,000 TPD Feasibility Study.

Future Hedging Activities

The Corporation has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Corporation has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Corporation entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered. There is also the risk that the Corporation may have insufficient gold production to deliver into forward sales positions. The Corporation may enter into option contracts for gold to mitigate the effects of such hedging.

No Payment of Cash Dividends in the Near Future

Given that the Corporation is currently in the development stage for its principle property, the Las Cristinas project, the Corporation intends to retain its earning to finance the growth and development of the business rather than pay dividends to shareholders. The Corporation does not intend to declare or pay cash dividends in the near future, nor has it done so since its inception. In the event that the Corporation decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Corporation’s shares and the underlying commodities markets.

EXCHANGE RATE INFORMATION

The following table sets out certain exchange rates based upon the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The rates are set out as United States dollars per C$1.00 and are the inverse of the rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

	Year’s Ended December 31,				Six Months Ended June 30,
	2002	2003	2004	2005	2006
Low	0.6200	0.6349	0.7158	0.7872	0.8528
High	0.6619	0.7738	0.8492	0.8690	0.9100
Average	0.6368	0.7186	0.7702	0.8276	0.8787

On September 6, 2006 the inverse of the noon buying rate quoted by the Federal Reserve Bank of New York for Canadian dollars was C$1.00 per US$0.9048.

USE OF PROCEEDS

Riverview will receive the net proceeds from the sale of the Purchase Warrant Shares sold under this Prospectus. The sale of Purchase Warrant Shares will not result in any proceeds to the Corporation. However, the Corporation will receive the exercise price in respect of any Purchase Warrants that Riverview exercises.

On June 29, 2006 the Corporation announced that it had agreed to amend the terms of 2,197,727 unlisted common share purchase warrants held by Riverview. Pursuant to the terms of the amendment to these warrants and their subsequent exercise by Riverview, the Corporation issued the Purchase Warrants which entitle Riverview to acquire one Purchase Warrant Share for each Purchase Warrant held (subject to adjustments for stock splits, consolidations or other similar adjustments) at an exercise price of US$4.00 per Purchase Warrant Share until July 14, 2008. The exercise price of the Purchase Warrants represents approximately a 45% premium to the closing price of the Common Shares on AMEX on June 28, 2006. On July 19, 2006, the Corporation issued 2,197,727 Common Shares for proceeds of US$6.04 million upon the early exercise of warrants. Crystallex will receive approximately US$3.5 million if Riverview fully exercises the Purchase Warrants for all 875,000 of the Purchase Warrants Shares.

The Corporation will use any proceeds from the exercise of the Purchase Warrants as follows: (i) 7% of the net proceeds will be paid to Standard Bank Plc pursuant to a term loan executed between Standard Bank Plc and the Corporation in December 2005; and (ii) for working capital purposes.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated cash and cash equivalents and short term investments and capitalization of the Corporation as at December 31, 2005 and as at June 30, 2006, both actual and as adjusted to reflect the issuance of all of the Purchase Warrant Shares.

	As at December 31, 2005	As at June 30, 2006	As at June 30, 2006 after giving effect to the offering of the Purchase Warrant Shares
	US$ (millions)	US$ (millions)	US$ (millions)
Cash and cash equivalents and short term investments
Unrestricted	4.1	9.9	13.2
Restricted	21.3	4.7	4.7
Total cash and cash equivalents and short term investments	25.4	14.6	17.9
Long-term debt Bank indebtedness	12.8	5.6	5.4
Exchangeable promissory notes	3.6	2.7	2.7
Notes due December 23, 2011	80.5	81.6	81.6
Total long-term debt	96.9	89.9	89.7
Shareholders’ equity Common shares	336.5	385.4	388.9
Contributed surplus	32.5	33.1	33.1
Equity component of exchangeable bank loan	2.5	-	-
Cumulative translation adjustment	12.0	12.0	12.0
Deficit	(251.5)	(266.7)	(266.7)
Total shareholders’ equity	132.0	163.8	167.3
Total capitalization	228.9	253.7	257.0

This table should be read in conjunction with the audited comparative consolidated financial statements for the Corporation for the year ended December 31, 2005 and the unaudited interim comparative consolidated financial statements of the Corporation for the six months ended June 30, 2006, which are incorporated by reference herein.

Subsequent to June 30, 2006, the Corporation issued an additional 304,087 Common Shares to Corporation Vengroup S.A. ("Vengroup") pursuant to the terms of an exchangeable promissory note whereby Vengroup may elect to exchange its right to receive instalment payments by delivery of Common Shares. On July 19, 2006, the Corporation issued 2,197,727 Common Shares to Riverview for proceeds of US$6.04 million upon the early exercise of warrants. On August 11, 2006, the Corporation issued 10,125,000 units, each unit comprised of one Common Share and one Common Share purchase warrant for aggregate proceeds of C$32.4 million. There have been no other changes that the Corporation considers to be material given its current market capitalization, to the share capital of the Corporation. See "Description of Share Capital".

PRICE RANGE AND TRADING VOLUME

The Common Shares are listed for trading on the AMEX and TSX under the trading symbol "KRY". The following table sets out the reported high and low closing prices and trading volume of the Common Shares on the AMEX and TSX for the periods indicated:

	AMEX			TSX
	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		(C$)	(C$)
2006
September (1 - 6)	$3.43	$2.90	21,659,200	$3.80	$3.20	6,572,826
August	$2.80	$2.50	29,550,400	$3.12	$2.84	12,698,576
July	$3.34	$2.65	33,583,600	$3.71	$3.02	8,631,609
June	$4.26	$2.75	80,586,900	$4.80	$3.10	26,254,227
May	$5.73	$3.85	108,897,200	$6.38	$4.34	25,637,435
April	$6.07	$4.33	212,832,200	$6.92	$5.03	42,954,897
March	$4.11	$2.80	41,345,600	$4.77	$3.21	23,478,968
February	$3.09	$2.39	34,838,700	$3.55	$2.77	18,186,895
January	$2.94	$2.21	60,811,800	$3.45	$2.55	28,364,614

2005
Fourth Quarter	$2.37	$1.29	89,963,600	$2.71	$1.54	74,554,708
Third Quarter	$3.64	$1.27	100,426,700	$4.49	$1.47	92,542,002
Second Quarter	$4.19	$3.13	35,393,900	$5.17	$3.98	33,184,837
First Quarter	$3.99	$3.05	32,013,100	$5.00	$3.80	29,173,125

2004
Fourth Quarter	$4.52	$3.02	47,155,900	$5.41	$3.82	34,886,760
Third Quarter	$3.37	$2.05	28,068,100	$4.21	$2.70	30,124,413
Second Quarter	$3.14	$1.99	30,839,700	$4.12	$2.75	37,161,533
First Quarter	$3.49	$2.38	48,978,800	$4.61	$3.16	48,511,997

Notes:

(1) High and Low values based on closing prices.

(2) Volume represents total volume over the specific period of time.

The last reported sale price of the Common Shares on September 6, 2006 was US$3.42 and C$3.80 on the AMEX and TSX, respectively.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The share capital of the Corporation consists of an unlimited number of Common Shares, an unlimited number of Class "A" preference shares and an unlimited number of Class "B" preference shares. As at September 6, 2006 there were 239,237,226 Common Shares, no Class "A" preference shares and no Class "B" preference shares issued and outstanding.

On June 29, 2006 the Corporation announced that it had agreed to amend the terms of 2,197,727 unlisted common share purchase warrants held by Riverview. Pursuant to the terms of the amendment to these warrants and their subsequent exercise by Riverview, the Corporation issued the Purchase Warrants which entitle Riverview to acquire one Purchase Warrant Share for each Purchase Warrant held (subject to adjustments for stock splits, consolidations or other similar adjustments) at an exercise price of US$4.00 per Purchase Warrant Share until July 14, 2008. The exercise price of the Purchase Warrants represents approximately a 45% premium to the closing price of the Common Shares on AMEX on June

28, 2006. On July 19, 2006, the Corporation issued 2,197,727 Common Shares for proceeds of US$6.04 million upon the early exercise of warrants.

In July 2006, an additional 304,087 Common Shares were issued to Corporation Vengroup S.A. ("Vengroup") pursuant to the terms of an exchangeable promissory note whereby Vengroup may elect to exchange its right to receive instalment payments by delivery of Common Shares.

On August 11, 2006, the Corporation issued 10,125,000 units, each unit comprised of one Common Share and one Common Share purchase warrant, for aggregate proceeds of C$32.4 million. Each whole Common Share purchase warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$4.25 per Common Share until February 11, 2008.

The following is a summary of the material provisions attached to the Common Shares, the Class "A" preference shares and the Class "B" preference shares.

Class "A" Preference Shares and Class "B" Preference Shares

The Class "A" preference shares and the Class "B" preference shares are issuable in series. Each series may consist of such number of shares and have such designation, rights, privileges, restrictions and conditions attached thereto as may be determined by the board of directors of the Corporation, subject to the provisions attached to the Class "A" preference shares as a class or the Class "B" preference shares as a class. The Class "A" preference shares and the Class "B" preference shares each rank ahead of the Common Shares with respect to the distribution of assets of the Corporation upon liquidation, dissolution or winding-up.

Common Shares

Each Common Share entitles the holder to receive dividends if, as and when declared by the directors, to have one vote at all meetings of holders of Common Shares and to participate ratably in any distribution of the assets of the Corporation upon liquidation, dissolution or winding-up, subject to the prior rights of holders of shares ranking in priority to the Common Shares.

The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder thereof to one vote at all meetings of shareholders other than meetings at which only the holders of another class or series of shares are entitled to vote. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of special shares (none of which are currently issued and outstanding), to receive any dividends declared by the board of directors and the remaining property of the Corporation upon dissolution. As of September 6, 2006, there were 239,237,226 Common Shares issued and outstanding.

There are no pre-emptive or conversion rights that attach to the Common Shares. All Common Shares now outstanding and to be outstanding upon issuance of the Common Shares underlying the Warrants are, or will be, fully paid and non-assessable, which means that the holders of such Common Shares will have paid the purchase price in full and the Corporation cannot ask them to pay additional funds.

The Corporation’s by-laws provide for certain rights of its shareholders in accordance with the provisions of the Canada Business Corporations Act. Such by-laws may be amended either by a majority vote of the shareholders or by a majority vote of the board of directors. Any amendment of the by-laws by action of the board of directors must be submitted to the next meeting of the shareholders whereupon the by-law amendment must be confirmed as amended or repealed by a majority vote of the shareholders voting on such matter.

Shareholders do not have cumulative rights for the election of directors. Therefore, the holders of more than 50% of the Common Shares voting for the election of directors could, if they choose to do so, elect all of the directors and, in such event, the holders of the remaining Common Shares would not be able to elect any directors.

The rights of holders of Common Shares may be adversely affected by the rights of holders of any special shares that may be issued in the future.

Warrants Issued and Outstanding

As at June 30, 2006, common share purchase warrants outstanding enabling the holders thereof to acquire Common Shares were as follows:

Exercise Price	Number of Shares		Weighted Average Remaining Contracted Life (Years)
$1.75	500,000		0.77
$2.71 (C$3.19)	450,000		0.21
$2.75	7,499,677		0.20
$4.25	12,250,000	(1)	1.09
	20,699,677

Note:

(1)

These warrants were issued as part of a private placement in February 2006. The warrants entitle the purchaser to one Common Share at a purchase price of US$4.50 per share for a period of 18 months, commencing on the date which is 45 days following the receipt of the Permit.

As described above, on June 29, 2006 the Corporation amended the terms of 2,197,727 common share purchase warrants with an exercise price of US$2.75 held by Riverview. On July 19, 2006 Riverview exercised its 2,197,727 warrants thereby providing the Corporation with US$6.04 million in equity financing. Pursuant to the terms of the above-mentioned amendment, the Corporation issued the 875,000 Purchase Warrants to Riverview.

Additionally, as described above, on August 11, 2006, the Corporation issued 10,125,000 units, each unit comprised of one Common Share and one Common Share purchase warrant, for aggregate proceeds of C$32.4 million. Each whole Common Share purchase warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$4.25 per Common Share until February 11, 2008.

Options

The Corporation has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Corporation. Under the stock option plan, the exercise price of each option equals the closing price of the Corporation’s stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Stock options may vest immediately, or over a one year or three year period. As at June 30, 2006 the Corporation had 10,538,435 stock options outstanding enabling the holders to acquire Common Shares at exercise prices ranging from C$1.00 to C$4.65.

Shareholder Rights Plan

A new shareholder rights plan (the "Rights Plan") was adopted by the board of directors on June 22, 2006 thereby replacing the original shareholder rights plan of the Corporation dated March 10, 1997 (the "Original Rights Plan"), which expired on the termination of the Corporation’s 2006 general and special meeting of shareholders. The Rights Plan was adopted in order to reflect developments in Canada with respect to shareholder rights plans which have occurred since the Original Rights Plan was developed and to ensure the fair treatment of shareholders in connection with any take-over bid for the Corporation and to provide the board of directors and shareholders with sufficient time to fully consider any unsolicited take-over bid. The Rights Plan also provides the board of directors with time to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a take-over bid.

Pursuant to the Rights Plan, the board of directors of the Corporation declared a distribution of one right (a "Right") for each outstanding Common Share of the Corporation to shareholders of record at the close of business on June 22, 2006 and authorized the issuance of one Right for each Common Share issued thereafter and before the earlier of the Separation Time (described below) and the expiration of the Rights in accordance with the Rights Plan. The Rights will separate from the Common Shares in accordance with the terms of the Rights Plan at the time (the "Separation Time") which is the close of business on the eighth trading day (or such later day as determined by the board of directors of the Corporation) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% or more of the Common Shares of the Corporation by any person other than pursuant to a take-over bid having certain attributes including the following: the offer must be made to all shareholders (other than the offeror) in compliance with the Rights Plan, must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further 10 business day period.

Although the Rights Plan takes effect immediately in accordance with applicable regulatory requirements, the Corporation will submit the Rights Plan for confirmation at a special meeting of shareholders to be held on or before December 22, 2006. Thereafter, the Rights Plan will be subject to reconfirmation at every third annual meeting of shareholders thereafter until its expiry on June 22, 2016. If the shareholders do not confirm the Rights Plan, the Rights Plan will terminate and cease to be effective at that time.

A copy of the Rights Plan is available electronically at www.sedar.com and www.sec.gov.

SELLING SECURITYHOLDER

The table below sets forth the name of the selling securityholder, the total number of Common Shares held by such selling securityholder as of August 31, 2006, the percentage of the outstanding Common Shares that the Common Shares held by the selling securityholder represents and the Purchase Warrant Shares covered by this Prospectus held by the selling securityholder. The table below has been prepared based upon information provided by the selling securityholder named in the table.

Selling Securityholder	Common Shares Owned as of August 31, 2006 (including Purchase Warrant Shares)	% of Outstanding Common Shares (including Purchase Warrant Shares)	Purchase Warrant Shares Covered by this Prospectus
Riverview Group, LLC(1)	3,072,727	Less than 1%	875,000

1 The managing member of Riverview is Integrated Holding Group, L.P., a Delaware limited partnership ("Holdings"). Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the general partner of Holdings and consequently may be deemed to have voting control and investment discretion over securities owned by Holdings and by Riverview. Israel A. Englander is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Holdings, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview. Millennium Partners, L.P., a Cayman Islands limited partnership ("Millennium Partners"), is a limited partner of Holdings. As a limited partner, Millennium Partners has no investment or voting control over Holdings or its securities positions.

Because the selling securityholder may offer all or some of the Purchase Warrant Shares from time to time, the Corporation cannot estimate the number of Common Shares that will be held by the selling securityholder upon the termination of any particular offering.

Only the selling securityholder identified above in the foregoing table on the effective date of the registration statement, of which this Prospectus forms a part, may sell Purchase Warrant Shares pursuant to the registration statement.

PLAN OF DISTRIBUTION

Crystallex is registering the sale of Purchase Warrant Shares that Crystallex will issue to Riverview upon its exercise of the Purchase Warrants. Crystallex will receive the exercise price of the Purchase Warrants upon due exercise of such Purchase Warrants but will not receive any sales proceeds if Riverview resells its Purchase Warrant Shares.

The selling securityholder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of its Purchase Warrant Shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling securityholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling securityholder may also sell Purchase Warrant Shares under Rule 144 or Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act"), if available, rather than under this Prospectus.

Broker-dealers engaged by the selling securityholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling securityholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling securityholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling securityholder may from time to time pledge or grant a security interest in some or all of the Purchase Warrant Shares owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the Purchase Warrant Shares from time to time under this Prospectus, or under an amendment to this Prospectus or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this Prospectus.

The selling securityholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling securityholder has informed Crystallex that it acquired its securities in the ordinary course of business and does not have any agreement or understanding, directly or indirectly, with any person to distribute such securities. In addition, the selling securityholder will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the AMEX under Rule 153 of the Securities Act.

Under the securities laws of some states, the Purchase Warrant Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Purchase Warrant Shares may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

Crystallex anticipates that the selling securityholder will offer for sale all of the Purchase Warrant Shares that it acquires. However, there can be no assurance that the selling securityholder will sell any or all of the Purchase Warrant Shares registered pursuant to the registration statement, of which this Prospectus forms a part.

The selling securityholder and any other person participating in such distribution will be subject to applicable provisions of the U.S. Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the U.S. Exchange Act, which may limit the timing of purchases and sales of any of the Purchase Warrant Shares by the selling securityholder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Purchase Warrant Shares to engage in market-making activities with respect to the Purchase Warrant Shares. All of the foregoing may affect the marketability of the Purchase Warrant Shares and the ability of any person or entity to engage in market-making activities with respect to the Purchase Warrant Shares.

Crystallex is required to pay all fees and expenses incident to the registration of these Purchase Warrant Shares.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

Non-Resident Holders of Common Shares

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a person (a "Non-Resident Holder"): (1) who acquires Common Shares from a selling securityholder under this Prospectus, (2) who, at all relevant times, for purposes of the Income Tax Act (Canada) (the "Tax Act"), holds such Common Shares as capital property, and deals at arm’s length, and is not affiliated, with the Corporation or the selling securityholder, (3) who, at all relevant times, for purposes of the Tax Act and any applicable tax convention (i) is not, and is not deemed to be, a resident of Canada, (ii) does not use or hold, and is not deemed to use or hold the Common Shares in, or in the course of, carrying on a business in Canada, and (iii) does not carry on an insurance business in Canada or elsewhere, and (4) whose Common Shares do not constitute "taxable Canadian property" of the person for purposes of the Tax Act.

Provided that the Common Shares are listed on a prescribed stock exchange (which includes the TSX and AMEX) at a particular time, the Common Shares will generally not constitute "taxable Canadian property" to a Non-Resident Holder at that time unless, at any time during the five-year period immediately preceding that time, 25% or more of the issued shares of any class or series of a class of the Corporation’s capital stock was owned by the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or any combination thereof. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be "taxable Canadian property".

Dividends on Common Shares

Dividends on Common Shares paid or credited, or deemed under the Tax Act to be paid or credited, to a Non-Resident Holder generally will be subject to Canadian withholding tax at a rate of 25%, subject to any potential reduction in the rate of withholding under an applicable tax treaty entered into between Canada and the country in which the Non-Resident Holder is resident. Where the Non-Resident Holder is a U.S. resident is entitled to benefits under the Canada-United States Income Tax Convention (1980), as amended (the "U.S. Treaty"), and is the beneficial owner of the dividends, dividends on Common Shares generally will be subject to Canadian withholding tax at a rate of 15%. If the Non-Resident Holder is a U.S. resident company that is a resident of the U.S. for the purposes of the U.S. treaty owns at least 10%

of the voting stock of the Corporation, and is the beneficial owner of the dividends, the Canadian withholding tax on such dividends will be eligible at a rate of 5%.

Disposition of Common Shares

Provided that the Common Shares acquired by a Non-Resident Holder under this Prospectus do not constitute "taxable Canadian property" of the Non-Resident Holder at the time of disposition, the Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Common Shares.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain United States federal income tax considerations relating to the purchase, ownership and disposition of Common Shares as of the date of this Prospectus. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations thereunder ("U.S. Treasury Regulations"), Internal Revenue Service (IRS) rulings and judicial decisions as in effect as of the date hereof, all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in United States federal income tax consequences different from those discussed below.

The summary is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for the purposes of the current Canada-United States Income Tax Convention (the "Convention"), (ii) whose Common Shares would not, for purposes of the Convention, be effectively connected with a permanent establishment in Canada and (iii) who otherwise would qualify for the full benefits of the Convention. Except where noted, it deals only with Common Shares held as capital assets and does not deal with special situations, such as those of brokers, dealers in securities or currencies, financial institutions, tax-exempt entities or qualified retirement plans, insurance companies, persons holding Common Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle, partnerships and other pass-through entities, persons owning (or who are deemed to own for United States federal income tax purposes) 10% or more of the Corporation’s stock (by vote or value), traders who elect to mark-to-market their securities, persons whose "functional currency" is not the United States dollar, or persons owning (either alone or with others that they do not deal with at arm’s length) 25% or more of the issued shares of any class of the Corporation’s capital stock within 5 years of the disposition of Common Shares. This discussion also does not address any United States federal income tax consequences to any person who owns an interest in any entity that holds Common Shares. Furthermore, this summary does not address alternative minimum taxes, or any aspect of foreign, state, local, estate or gift taxation.

PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY TAXING JURISDICTION.

As used herein, the term "U.S. Holder" means a beneficial holder of Common Shares that is (i) a citizen or individual resident of the United States, (ii) a corporation (or any entity that is treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Section 7701(a)(30) of the Code or (b) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person. A "Non-U.S. Holder" is a beneficial holder of Common Shares that is not a U.S. Holder.

The following discussion assumes that the Corporation is not a passive foreign investment company. See "Passive Foreign Investment Company Rules" below for the rules that would apply if the Corporation were a passive foreign investment company.

Distributions

The gross amount of any distribution received by a U.S. Holder with respect to Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of such U.S. Holders, as a dividend, to the extent attributable to current or accumulated earnings and profits, as determined under United States federal income tax principles. The Corporation has not paid any dividends to date on its Common Shares and has not calculated its earnings and profits under United States federal income tax rules. Provided that the Corporation is not treated as a passive foreign investment company, described below, the Corporation believes that it is considered to be a "qualified foreign corporation," and therefore distributions to non-corporate U.S. Holders that are treated as dividends should qualify for a reduced rate of tax for dividends received in taxable years beginning on or before December 31, 2010. Dividends on Common Shares generally will not be eligible for the dividends received deduction allowed to corporations under the Code.

The amount of any dividend paid in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will equal the Unites States dollar value of the Canadian dollars calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder regardless of whether the Canadian dollars are converted into United States dollars. If the Canadian dollars received as a dividend are converted into United States dollars on the date of receipt, the U.S. Holder generally should not be required to recognize foreign currency gains or losses in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into United States dollars on the date of receipt, a U.S. Holder will have a tax basis in the Canadian dollars equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars by a U.S. Holder will be treated as United States source ordinary income or loss.

The maximum rate of Canadian withholding tax on dividends paid to a U.S. Holder pursuant to the Convention is 15 percent. A U.S. Holder may be entitled to deduct or credit such tax, subject to applicable limitations in the Code. For purposes of calculating the foreign tax credit for taxable years beginning on or before December 31, 2006, dividends paid on the Common Shares will be treated as income from foreign sources and will generally constitute "passive income". For taxable years beginning after December 31, 2006, dividends paid on the Common Shares generally will be "passive category income" or "general category income" for U.S. foreign tax credit limitation purposes. The rules governing the foreign tax credit are complex and the availability of the credit is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution received by a U.S. Holder with respect to the Common Shares exceeds the Corporation’s current and accumulated earnings and profits for a taxable year, the distribution shall be applied against and reduce the adjusted tax basis of the Common Shares with regard to which the distribution was made (but not below $0), and to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Common Shares.

Subject to the discussion below under "Information Reporting and Backup Withholding," a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on dividends received, unless the income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

Sale, Exchange or Other Disposition

For United States federal income tax purposes, a U.S. Holder will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between the amount realized for the Common Shares and the U.S. Holder’s adjusted tax basis in the Common Shares. Such gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any capital gain or loss recognized by a U.S. Holder will generally be treated as United States source gain or loss for United States foreign tax credit purposes.

Subject to the discussion below under "Information Reporting and Backup Withholding", a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized on the sale or exchange of Common Shares unless (i) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, the holder is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Rules

Special rules are applicable to U.S. Holders owning shares in a "passive foreign investment company" (a "PFIC"). A foreign corporation will generally be classified as a PFIC for United States federal income tax purposes if (i) 75% or more of the gross income of such corporation for the taxable year is passive income, or (ii) the average value of assets held by such corporation during the taxable year which produce, or are held for the production of, passive income, is at least 50% of the value of the corporation's assets, determined on the basis of a quarterly average. In determining whether a foreign corporation is a PFIC, if the foreign corporation owns (directly or indirectly) 25% or more (by value) of the stock of another corporation, the foreign corporation is treated as if it (i) held its proportionate share of the assets of such other corporation, and (ii) received directly its proportionate share of the income of such other corporation. In general, "passive income" includes dividends, interest, certain rents and royalties and the excess of gains over losses from certain commodities transactions, including transactions involving gold and other precious metals. However, gains and losses from commodities transactions generally are excluded from the definition of passive income if (i) such gains or losses are derived by a foreign corporation in the active conduct of a commodity business, and (ii) "substantially all" of such corporation’s business is as an active producer, processor, merchant, or handler of commodities of like kind (the "active commodities business exclusion").

Based on the nature of the Corporation’s income, assets and activities, the Corporation believes that it presently qualifies, and expects to continue to qualify in the future, for the active commodities business exclusion and that the Corporation will not be classified as a PFIC for the current and subsequent taxable years. However, because the PFIC determination is made annually on the basis of facts and circumstances that may be beyond the Corporation’s control and because the principles and methodology for applying the PFIC tests are not entirely clear, including the active commodities business exclusion, there can be no assurance that the Corporation will not be a PFIC in the current or subsequent taxable years.

If the Corporation is a PFIC in any taxable year and a U.S. Holder holds Common Shares, such shareholder generally would be subject to special rules with respect to "excess distributions" made by the

Corporation on the Common Shares and with respect to gain from the disposition of Common Shares. An "excess distribution" generally is defined as the excess (if any) of the amount of the distributions in respect of the Common Shares received by a U.S Holder in a taxable year over 125% of the average amount received in respect of such Common Shares by such U.S. Holder during the shorter of (i) the three preceding taxable years, or (ii) the portion of such U.S. Holder’s holding period for the Common Shares before the taxable year. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts would be taxed as ordinary income and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax.

If the Corporation were a PFIC in any taxable year, then a qualified U.S. Holder may be able to make a mark-to-market election or a "qualifying electing fund" election (a "QEF election"), as defined in the Code, that may alleviate certain of the tax consequences referred to above. In order for a U.S. Holder to make a QEF election, the Corporation would have to provide certain information regarding the U.S. Holder's pro rata share of our ordinary earnings and net capital gain. The Corporation currently does not intend to provide such information. U.S. Holders are urged to consult their tax advisors regarding the tax consequences which would arise if the Corporation were treated as a PFIC for any year.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to the payment of dividends of the Common Shares or the proceeds received on the sale, exchange or redemption of Common Shares paid within the United States (and in certain cases, outside the United States) to holders other than certain exempt recipients (such as corporations, Non-U.S. Holders that provide appropriate certification, and certain other persons). In addition, a backup withholding tax (currently imposed at a rate of 28% for years through 2010) may apply to such amounts if the holder fails to provide an accurate taxpayer identification number, or is notified by the IRS that it has failed to report dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s United States federal income tax liability, and may entitle such holder to a refund, provided that the required information is provided to the IRS in a timely manner.

Non-U.S. Holders generally are not subject to backup withholding with regard to dividends paid on, or the proceeds of, the Common Shares, provided that the Non-U.S. Holder provides a taxpayer identification number, certifies its foreign status or otherwise establishes an exemption from such requirements.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF ITS PARTICULAR SITUATION.

EXPERTS

The consolidated financial statements of the Corporation as at December 31, 2005 and for the financial year ended December 31, 2005 have been incorporated by reference in this Prospectus and the registration statement on Form F-10 in reliance upon the report of Deloitte & Touche LLP, independent registered chartered accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

SNC-Lavalin Engineers & Constructors Inc., Mine Development Associates, Inc., J. R. Goode and Associates, SGS Lakefield Research Ltd., Proconsult, C.A. and Buckland Harapiak, have been involved in the preparation of certain technical reports which are incorporated by reference in the Corporation’s AIF, which is incorporated by reference in this Prospectus. See "Documents Incorporated By Reference".

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Deloitte & Touche LLP, Toronto, Ontario.

The transfer agent and registrar for the Common Shares of the Corporation is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for the Corporation by McMillan Binch Mendelsohn LLP, Toronto, Ontario with respect to matters of Canadian law, and Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario with respect to matters of U.S. law.

AVAILABLE INFORMATION

The Corporation has filed with the SEC a registration statement on Form F-10 with respect to the Purchase Warrant Shares. This Prospectus does not contain all the information set forth in the registration statement. For further information about the Corporation and the Purchase Warrant Shares, please refer to the registration statement.

The Corporation is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith it files reports and other information with the SEC and with the securities regulators in the Province of Ontario. Under the MJDS, the Corporation generally may prepare these reports and other information in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies.

Investors may read and copy any document the Corporation files with the SEC at the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Investors may also obtain copies of the same documents from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that the Corporation files electronically with it, including the registration statement it has filed with respect to this offering.

Investors are invited to read and copy any reports, statements or other information that the Corporation files with the OSC or other similar regulatory authorities at their respective public reference rooms. These filings are also electronically available from SEDAR at (www.sedar.com). Reports and other information about the Corporation are also available for inspection at the offices of the TSX.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus forms a part: (1) the documents listed under "Documents Incorporated by Reference"; (2) the consent of Deloitte & Touche LLP; (3) the consents of SNC-Lavalin Engineers & Constructors Inc., Mine Development Associates, Inc., J. R. Goode and Associates, SGS Lakefield Research Ltd., ProConsult, C.A. and Buckland Harapiak; and (4) the powers of attorney from the directors and certain officers of the Corporation.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification.

Section 124 of the Canada Business Corporations Act, as amended (the "CBCA"), provides as follows:

(1)

Indemnification. A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

(2)

Advance of costs. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfill the conditions of subsection (3).

(3)	Limitation. A corporation may not indemnify an individual under subsection (1) unless the individual:

(a)           acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and

(b)           in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

(4)

Indemnification in derivative actions. A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which the individual is made a party because of the individual's association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfils the conditions set out in subsection (3).

(5)

Right to Indemnity. Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity:

(a)           was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b)	fulfils the conditions set out in subsection (3).
(6)	Insurance. A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual
(a)	in the individual's capacity as a director or officer of the corporation; or

(b)           in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation's request.

(7)

Application to court. A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

(8)	Notice to Director. An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.
(9)	Other notice. On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

The By-laws of the Registrant provide that the Corporation shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor to the extent permitted by the Canada Business Corporations Act.

The Registrant maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers except where the liability relates to the person's failure to act honestly and in good faith and with a view to the best interests of the Registrant. The directors and officers are not required to pay any premium in respect of the insurance. The policy contains standard industry exclusions.

Insofar as indemnification for liabilities arising under the U.S. Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

The following exhibits have been filed as part of this Registration Statement:

Exhibit No.	Description

4.1	Annual Information Form of the Registrant, dated March 31, 2006, for the fiscal year ended December 31, 2005.(1)
4.2

Audited Comparative Consolidated Balance Sheets as at December 31, 2005 and 2004 and the Consolidated Statements of Operations, Cash Flows and Shareholders’ Equity for each of the years in the three year period ended December 31, 2005, including the notes thereto and the auditors’ report thereon.(1)

4.3	Management's Discussion and Analysis of the Financial Condition and Results of Operations for the year ended December 31, 2005.(1)
4.4	Unaudited Comparative Interim Consolidated Financial Statements as at and for the six months ended June 30, 2006, including the notes thereto. (2)
4.5	Management’s Discussion and Analysis of the Financial Condition and Results of Operations for the six months ended June 30, 2006. (2)
4.6

Management Information Circular, dated May 11, 2006, in respect of the annual and special meeting of the Registrant's shareholders held on June 22, 2006 (excluding information which, pursuant to National Instrument 44-101 (Short Form Prospectus Distributions) issued by the Canadian Securities Administrators, is not required to be incorporated by reference).(3)

4.7

Executive summary of a feasibility study completed by SNC-Lavalin Engineers & Constructors Inc. and other independent consultants in September 2003 with respect to the development of the Las Cristinas Project and the construction and operation of a mining and processing facility at a production rate of 20,000 tonnes of ore per day. (4)

4.8	Updated feasibility study completed by SNC-Lavalin Engineers & Constructors Inc. and other independent consultants in August 2005 with respect to the development of the Las Cristinas Project. (5)
4.9	Material Change Report, dated January 11, 2006 (6)
4.10	Material Change Report, dated January 25, 2006 (7)
4.11	Material Change Report, dated February 27, 2006 (8)
4.12	Material Change Report, dated May 10, 2006 (9)
4.13	Material Change Report, dated June 12, 2006 (9)
4.14	Material Change Report, dated June 26, 2006 (9)
4.15	Material Change Report, dated July 4, 2006 (9)
4.16	Material Change Report, dated July 19, 2006 (9)
4.17	Material Change Report, dated July 28, 2006 (10)
4.18	Material Change Report, dated August 11, 2006 (10)
5.1	Consent of Deloitte & Touche LLP.
5.2	Consent of SNC-Lavalin Engineers & Constructors Inc.
5.3	Consent of Mine Development Associates, Inc.
5.4	Consent of SGS Lakefield Research Ltd.
5.5	Consent of ProConsult C.A.
5.6	Consent of Buckland Harapiak
5.7	Consent of J.R. Goode and Associates

6.1	Powers of Attorney (included on the signature page of this Registration Statement).

_______________

(1) Incorporated by reference to the Registrant's Annual Report on Form 40-F, filed with the Commission on March 31, 2006.

(2) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on August 14, 2006.

(3) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on May 19, 2006.

(4) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on September 11, 2003.

(5) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on September 1, 2005.

(6) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on January 11, 2006.

(7) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on January 25, 2006.

(8) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on March 6, 2006.

(9) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on August 23, 2006.

(10) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on August 11, 2006.

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.	Undertaking.

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in such securities.

Item 2.	Consent to Service of Process.

(a)           Concurrently with the filing of this Registration Statement on Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)           Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by Amendment to Form F-X referencing the file number of this Registration Statement.

III - 1

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada on September 7, 2006.

CRYSTALLEX INTERNATIONAL CORPORATION

By:	/s/ Todd Bruce
Name: Todd Bruce
Title: President and Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each officer or director of Crystallex International Corporation whose signature appears below constitutes and appoints Robert A. Fung and Todd Bruce, and each of them, with full power to act without the other, his or her true and lawful attorneys-in-fact and agents, with full and several power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement on Form F-10, and registration statements filed pursuant to Rule 429 under the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated on September 7, 2006.

Signature	Title

/s/ Robert A. Fung

Robert A. Fung	Chairman and Director

/s/ Todd Bruce

Todd Bruce	President, Principal Executive Officer and Director

/s/ Michael J.H. Brown

Michael J.H. Brown	Director

/s/ C. William Longden

C. William Longden	Director

/s/ Harry J. Near

Harry J. Near	Director

III - 2

/s/ Marc J. Oppenheimer

Marc J. Oppenheimer	Director

/s/ Johan C. Van't Hof

Johan C. Van't Hof	Director

/s/ Armando F. Zullo

Armando F. Zullo	Director

/s/ Dan Hamilton

Dan Hamilton	Chief Financial Officer

III - 3

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Crystallex International Corporation in the United States, in the City of Leonia, State of New Jersey on September 7, 2006.

By: /s/ Marc J. Oppenheimer

Marc J. Oppenheimer
(Authorized Representative in the United States)

III - 4

EXHIBIT INDEX

Exhibits

The following exhibits have been filed as part of this Registration Statement:

Exhibit No.	Description

4.1	Annual Information Form of the Registrant, dated March 31, 2006, for the fiscal year ended December 31, 2005.(1)
4.2

Audited Comparative Consolidated Balance Sheets as at December 31, 2005 and 2004 and the Consolidated Statements of Operations, Cash Flows and Shareholders’ Equity for each of the years in the three year period ended December 31, 2005, including the notes thereto and the auditors’ report thereon.(1)

4.3	Management's Discussion and Analysis of the Financial Condition and Results of Operations for the year ended December 31, 2005.(1)
4.4	Unaudited Comparative Interim Consolidated Financial Statements as at and for the six months ended June 30, 2006, including the notes thereto. (2)
4.5	Management’s Discussion and Analysis of the Financial Condition and Results of Operations for the six months ended June 30, 2006. (2)
4.6

Management Information Circular, dated May 11, 2006, in respect of the annual and special meeting of the Registrant's shareholders held on June 22, 2006 (excluding information which, pursuant to National Instrument 44-101 (Short Form Prospectus Distributions) issued by the Canadian Securities Administrators, is not required to be incorporated by reference).(3)

4.7

Executive summary of a feasibility study completed by SNC-Lavalin Engineers & Constructors Inc. and other independent consultants in September 2003 with respect to the development of the Las Cristinas Project and the construction and operation of a mining and processing facility at a production rate of 20,000 tonnes of ore per day. (4)

4.8	Updated feasibility study completed by SNC-Lavalin Engineers & Constructors Inc. and other independent consultants in August 2005 with respect to the development of the Las Cristinas Project. (5)
4.9	Material Change Report, dated January 11, 2006 (6)
4.10	Material Change Report, dated January 25, 2006 (7)
4.11	Material Change Report, dated February 27, 2006 (8)
4.12	Material Change Report, dated May 10, 2006 (9)
4.13	Material Change Report, dated June 12, 2006 (9)
4.14	Material Change Report, dated June 26, 2006 (9)
4.15	Material Change Report, dated July 4, 2006 (9)
4.16	Material Change Report, dated July 19, 2006 (9)
4.17	Material Change Report, dated July 28, 2006 (10)
4.18	Material Change Report, dated August 11, 2006 (10)
5.1	Consent of Deloitte & Touche LLP.
5.2	Consent of SNC-Lavalin Engineers & Constructors Inc.
5.3	Consent of Mine Development Associates, Inc.
5.4	Consent of SGS Lakefield Research Ltd.
5.5	Consent of ProConsult C.A.
5.6	Consent of Buckland Harapiak
5.7	Consent of J.R. Goode and Associates

6.1	Powers of Attorney (included on the signature page of this Registration Statement).

_______________

(1)	Incorporated by reference to the Registrant's Annual Report on Form 40-F, filed with the Commission on March 31, 2006.

(2)	Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on August 14, 2006.

(3)	Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on May 19, 2006.

(4) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on September 11, 2003.

(5) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on September 1, 2005.

(6) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on January 11, 2006.

(7) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on January 25, 2006.

(8) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on March 6, 2006.

(9) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on August 23, 2006.

(10) Incorporated by reference to the Registrant's Report on Form 6-K, furnished to the Commission on August 11, 2006.